Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Gowetski

Re:	American Realty Capital Daily Net Asset Value Trust, Inc. Pre-effective amendment no. 1 to Post-effective amendment to Form S-11 Filed December 9, 2011 File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 20, 2011 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on December 9, 2011 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 1 to the Registration Statement.  Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 1 to the Registration Statement was filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Declaration of Distribution, page S-2

1.
We note, on September 15, 2011, your board of directors declared a distribution rate equal to $0.63 per annum based on the common stock price of your securities.  This distribution disclosure appears to be an estimated dividend yield.  However, you do not appear to own any operating properties.  In this regard, although we note your board of directors approved, on December 8, 2011, the acquisition of four single-standing stores, these acquisitions do not appear to have been completed.  Please provide us detailed, quantitative evidence that you have a reasonable basis for your estimated dividend yield.

December 21, 2011

The Company’s analysis in connection with the distribution rate is set forth below.

The Company’s sponsor, American Realty Capital II, LLC (the “Sponsor”) has significant experience in acquiring operating properties that meet the Company’s investment objectives.  In 2011 to-date, the Sponsor, through its wholly-owned advisory entities has purchased approximately 250 free-standing single tenant properties aggregating roughly $1.4 billion.  Accordingly, the Sponsor has a deep understanding of current capitalization rates offered for these investment properties.  The annualized distribution rate of $0.63 per common share was recommended by the Sponsor and approved by the Company’s board of directors following quantitative analysis evidencing that current yields generated from this property type were more than sufficient to support such distribution rate.  Specifically, the four free-standing single tenant properties identified within the filed Form 8-K on December 14, 2011, are representative of investment opportunities in today’s marketplace.

Property	City	State	Sq. Ft.	Purchase Price	Current Annual Rent	Cap Rate
Family Dollar Stores, Inc.	Gloster	MS	8,000	$721,053	$68,500	9.5%
Family Dollar Stores, Inc.	Woodville	MS	8,000	731,579	69,500	9.5%
Family Dollar Stores, Inc.	Kansas	OK	8,320	990,640	89,950	9.1%
Dollar General Corp.	Alorton	IL	9,100	974,753	82,034	8.4%

Total/ Average			33,420	$3,418,025	$309,984	9.1%

Base purchase price	$3,418,025
Estimated closing costs (2%)	68,361
Total purchase price	3,486,386
Estimated financing (50%)	(1,709,013)
Estimated equity proceeds required	1,777,373
Issuance price per share	9.00
Common shares issued	197,485.91
Annualized distribution rate per common share	0.63
Annualized distributions	$124,416

Current annual rent	$309,984
Annual interest expense (estimated rate 0f 4.0%)	(68,361)
Net property cash flow	$241,623

As shown in the above analysis using moderate leverage (50%), net property cash flow fully supports the distribution.  Even with no leverage, annualized distributions of $244,047 would be supported by current annual rents of $309,984.  These facts, and other customary real estate investment considerations, provided the Company with the evidence needed in determining the Company’s distribution rate of $0.63 annually per common share.

December 21, 2011

Escrow Break, page S-11

2.
We note that you changed the minimum offering requirement so that now the purchase of shares by your directors, officers and other affiliates will be included for purposes of determining whether the minimum has been sold.  Please confirm that any investors who have already submitted subscription proceeds will have the money returned to them or, alternatively, that no investors have submitted subscription proceeds.  In addition, please confirm that your directors, officers and other affiliates will not purchase all the shares needed to reach the minimum offering and break escrow.  Also, please confirm that you will disclose the amounts purchased by insiders at the time escrow is broken.

We advise the Staff that no investors have submitted subscription proceeds, and that as disclosed on pages S-11 and S-12, the Sponsor intends to purchase all of the shares needed to reach the minimum offering and break escrow.  The prospectus supplement has been revised to further clarify such intention of the Sponsor to purchase $2.0 million of retail common stock.

Risk Factors, page S-14

3.
We note your disclosure beginning on page S-14 that the published NAV per share may not fully reflect changes in value that may have occurred since the prior valuation.  Please explain to us in detail how you intend to update the prospectus to reflect significant events that will have a material impact on NAV before such impact is reflected in the NAV calculation.

We advise the Staff that if, in the opinion of the Company’s advisor or management, a significant event that will have a material impact on NAV (which the Company defines as an increase or decrease in NAV of more than 5%) has occurred, the Company will disclose such fact through the filing of a prospectus supplement and a posting on its website.  In connection with any change in NAV of more than 5%, the Company will, after the close of business on the day on which there is such a change in the NAV, file a pricing supplement which would show the calculation of the daily NAV and would provide an explanation as to the reason for the change, and post the same information on its website.

4.
We note your disclosure beginning on page S-14 stating your independent valuer will calculate estimates of the market value of your principal assets and liabilities and otherwise attributing the disclosed value of your assets to your independent valuer.  Please revise your disclosure in all instances to state that your advisor is ultimately responsible for calculating your NAV.  We note similar disclosure in the risk factors on pages S-14 and S-15 referring to the independent valuer performing valuations.

We advise the Staff that the prospectus supplement has been revised to state that the advisor is ultimately responsible for the calculation of NAV.

December 21, 2011

Share Repurchase Program, page S-25

5.
We note your disclosure beginning on page S-25 regarding revisions to your share repurchase program.  We urge you to consider whether any changes to your share repurchase program preclude your reliance on the no-action letter dated July 21, 2011 that you received from the Office of Mergers and Acquisitions.

We advise the Staff that we have reviewed the no-action letter dated July 21, 2011 and do not believe that any changes made to the share repurchase program preclude the Company’s reliance on such no-action letter.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please be advised that the Company has submitted to the Commission its acceleration request dated as of the date hereof, requesting acceleration on December 22, 2011, or as soon as practicable thereafter. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.